Beau Yanoshik

+1.202.373.6133

beau.yanoshik@morganlewis.com

VIA EDGAR

February 1, 2019

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust: Post-Effective Amendment No. 144 to the Registration Statement Filed on Form N-1A Under the Securities Act of 1933 (File Nos. 333-173276 and 811-22542)

Ladies and Gentlemen:

On behalf of our client, SSGA Active Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933 and under the Investment Company Act of 1940, Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 144”). The purpose of PEA No. 144 is to reflect revised principal investment strategies for the Trust’s SPDR® SSGA US Sector Rotation ETF and SPDR® SSGA Fixed Income Sector Rotation ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik